[PGS LOGO]                                                      EARNINGS RELEASE
--------------------------------------------------------------------------------

FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
SAM R. MORROW                                                   OCTOBER 30, 2003
SVEIN T. KNUDSEN
Phone: +47 6752 6400
SUZANNE M. MCLEOD
Phone: +1 281-589-7935



           PETROLEUM GEO-SERVICES ANNOUNCES 3RD QUARTER 2003 RESULTS

OCTOBER 30, 2003: OSLO, NORWAY; HOUSTON, TEXAS - Petroleum Geo-Services ASA (Debtor in possession) (`PGS`) (OSE: PGS; PINK SHEETS: PGOGY) announced today its 3rd quarter 2003 results.


--------------------------------------------------------------------------------
(In millions of dollars)          Q3 2003    Q3 2002    YTD 2003    YTD 2002
--------------------------------------------------------------------------------
Revenues                          $258.6      $256.2     $851.0      $730.6
--------------------------------------------------------------------------------
Operating profit (loss)             14.8      (751.5)      53.0      (631.5)
--------------------------------------------------------------------------------
Net income (loss)                  (12.2)   (1,060.7)    (103.6)   (1,269.5)
--------------------------------------------------------------------------------
EBITDA, as defined (A)             112.9       104.5      377.6       333.3
--------------------------------------------------------------------------------
CAPEX (B)                           (6.2)      (13.4)     (32.7)      (53.5)
--------------------------------------------------------------------------------
Investments in multi-client (C)    (22.9)      (35.8)     (91.5)     (155.9)
--------------------------------------------------------------------------------
Cash flow defined as (A+B+C)       $83.8       $55.2     $253.3      $123.8
--------------------------------------------------------------------------------


FINANCIAL HIGHLIGHTS:
---------------------

     o Senior Creditors and Junior Subordinate Creditors voted in favor of the Restructuring Plan on October 14, 2003.

     o The Extraordinary General Meeting held on October 16, 2003 voted 99.7% in favor of the Plan.

     o On October 21, 2003 the U.S. Bankruptcy Court for the Southern District of New York confirmed the Plan.

     o The Rights Offering was announced to commence on October 22, 2003. The offer period for the Rights Offering is expected to extend through November 5, 2003, the expected effective date of the Plan.


Q3 OPERATIONS:
--------------

     o Pertra is still performing above expectations due to continuing high production volumes and favorable oil prices.

     o Multi-Client Late Sales seen lagging this Quarter. Expected Late Sales from Brunei is delayed.

     o Foinaven compressor problems seem to have been resolved on October 25. Nevertheless, reduced production due to the compressor as well as a declining reservoir led to a $ 27 million yoy negative EBITDA effect.

     o Onshore seismic has partly offset the negative impact of the lost Saudi Aramco contract with new contracts.

     o Cost cutting on track in all areas except FPSO, total headcount down 7% ytd 2003.

--------------------------------------------------------------------------------
Petroleum Geo-Services ASA         Phone: +1 281-589-7935
738 Highway 6 South                Fax:   +1 281-589-1482
Suite 500
Houston, TX 77079, USA

Petroleum Geo-Services ASA         Phone: +47 6752 6400
PGS-House                          Fax:   +47 6753 6883
Strandveien 4
N-1366 Lysaker, Norway

                                              Petroleum Geo-Services ASA (1)
                                                 (Debtor in Possession)
                                          Consolidated Statements of Operations

==================================================================================================================================
                                                                 Quarter ended              Nine months ended          Year ended
                                                                 September 30,                September 30,           December 31,
                                                          --------------------------    --------------------------    ------------
                                                              2003           2002          2003           2002            2002
(In thousands of dollars)                                   Unaudited     Unaudited      Unaudited      Unaudited       Unaudited
==================================================================================================================================
 Revenue                                                  $   258,609    $   256,222    $   851,012    $   730,608    $   992,336
-------------------------------------------------------   -----------    -----------    -----------    -----------    -----------

 Cost of sales                                                131,215        134,899        432,773        351,856        473,877
 Research and technology costs                                    464            576          1,659          2,049          2,766
 Selling, general and administrative costs                     13,931         16,182         38,962         43,380         55,235
-------------------------------------------------------   -----------    -----------    -----------    -----------    -----------
        Operating expenses before depreciation,
          amortization and unusual items                      145,610        151,657        473,394        397,285        531,878
 Depreciation and amortization                                 70,777         88,428        245,665        247,886        361,640
 Unusual items, net                                            11,438        767,646         62,972        717,018        725,815
 Reorganization items under Chapter 11:
       Write-off of deferred debt issue costs
          and original issue discounts                         13,152              -         13,152              -              -
       Professional fees                                        2,800              -          2,800              -              -
-------------------------------------------------------   -----------    -----------    -----------    -----------    -----------
 Operating profit (loss)                                       14,832       (751,509)        53,029       (631,581)      (626,997)
 Financial expense, net                                       (13,318)       (37,366)       (90,433)      (105,751)      (147,301)
 Other gain (loss), net                                        (6,357)        (4,512)        (8,969)       (16,149)       (16,428)
-------------------------------------------------------   -----------    -----------    -----------    -----------    -----------
 Income (loss) before income taxes                             (4,843)      (793,387)       (46,373)      (753,481)      (790,726)
 Provision (benefit) for income taxes                           6,276        126,228         41,293        193,827        200,774
 Discontinued operations/operations held for sale,
     net of tax                                                (1,085)      (141,089)        (5,881)      (137,018)      (215,349)
-------------------------------------------------------   -----------    -----------    -----------    -----------    -----------
 Income (loss) before cumulative effect of
     accounting change                                        (12,204)    (1,060,704)       (93,547)    (1,084,326)    (1,206,849)
 Cumulative effect of accounting change,
     net of tax                                                     -              -        (10,109)      (185,259)      (185,259)
-------------------------------------------------------   -----------    -----------    -----------    -----------    -----------
        NET INCOME (LOSS)                                 $   (12,204)   $(1,060,704)   $  (103,656)   $(1,269,585)   $(1,392,108)
==================================================================================================================================


                               [GRAPHICS OMITTED]

                         REVENUES BY QUARTER 2001/2003
MUSD

310

290

270

250

230

210

190

170

150
        Q1   Q2   Q3   Q4     Q1   Q2   Q3   Q4   Q1   Q2   Q3

        01   01   01   01     02   02   02   02   03   03   03


                         EBITDA(1) BY QUARTER 2001/03
MUSD

145

135

125

115

105

 95

 85

75
        Q1   Q2   Q3   Q4     Q1   Q2   Q3   Q4   Q1   Q2   Q3

        01   01   01   01     02   02   02   02   03   03   03


==================================================================================================================================
                                                                 Quarter ended              Nine months ended          Year ended
                                                                 September 30,                September 30,           December 31,
                                                          --------------------------    --------------------------    ------------
                                                              2003           2002          2003           2002            2002
(In thousands of dollars)                                   Unaudited     Unaudited      Unaudited      Unaudited       Unaudited
==================================================================================================================================
 EBITDA ,as defined (2) (A)                                $ 112,999       $ 104,565      $ 377,618      $ 333,323       $ 460,458
 Investments in multi-client library (B)                     (22,914)        (35,847)       (91,525)      (155,945)       (190,436)
 Capital expenditures (C)                                     (6,217)        (13,445)       (32,757)       (53,552)        (60,759)
-------------------------------------------------------    ---------       ---------      ---------      ---------       ---------
      Cashflow post investment (A+B+C)                     $  83,868       $  55,273      $ 253,336      $ 123,826       $ 209,263
==================================================================================================================================

(1) Certain reclassifications have been made to prior periods amounts to conform to the current period's presentation. The accompanying financial statements have been prepared assuming that PGS will continue as a going concern. Apart from the write-off of deferred debt issuance costs and debt issue discounts, the accompanying consolidated financial statements do not include any adjustments that will be the result from the proposed financial restructuring (see Financial Restructuring for further information on the restructuring process).

(2) See enclosed Support Tables for reconciliation of EBITDA, as defined. EBITDA, as defined, may not be comparable to other similarly titled measures from other companies. We have included EBITDA, as defined, as a supplemental disclosure because management believes that it provides useful information regarding PGS' ability to service debt and to fund capital expenditures and provides investors a helpful measure for comparing our operating performance with the performance of other companies.

Q3 2003  -  OPERATIONS

Revenues increased to $258.6 million in Q3 2003 from $256.2 million in Q3 2002, an increase of 1%. EBITDA, as defined, for Q3 2003 was $113.0 million compared to $104.6 million in Q3 2002, an increase of 8%.

While the total revenue for the quarter was almost equal to revenues for the comparable quarter last year, the revenue mix changed. Revenues from the seismic contract business increased by $15.0 million, while revenues from multi-client sales decreased $8.9 million and revenues from our Production business decreased $3.7 million.

Since the end of June, one of the two high-pressure gas compressors on board Petrojarl Foinaven has been down due to vibration and damage to coupling and bearings. This together with slightly under performance of the reservoir resulted in decreased revenues of $11.4 million from Q3 2002 to Q3 2003. Partly offsetting this decrease were revenues from producing the Varg field, which increased by $7.0 million for the same period. Petrojarl Varg is producing this field, which since August 2002, is 70% owned by PGS. In total the Production business generated $81.9 million in revenues in Q3 2003 compared to $85.7 million in Q3 2002, a decrease of 4%. EBITDA, as defined, for Q3 2003 was $36.5 million compared to $40.0 million in Q2 2002, a decrease of 9%. Following the reinstallation of a repaired gear, both compressor trains on board Petrojarl Foinaven have been running since October 25, 2003, and both the vibration and the production levels have been normalized and production has increased back to approximately 88,000 barrels per day.

Total revenues from the Geophysical business increased $6.1 million, or 4%, from $170.6 million in Q3 2002 to $176.7 million in Q3 2003. As described above, the seismic contract business increased from last year to $124.0 million in Q3 2003 compared to $109.0 million in Q3 2002, an increase of 14%. Revenues from multi-client sales continued to decrease compared to last year. Revenues from multi-client prefunding decreased by $5.5 million, or 33%, from $16.8 million in Q3 2002 to $11.3 million in Q3 2003, as a result of deploying more of the Company's seismic vessels in the contract market. Multi-client late sales reached $30.6 million in Q3 2003 compared to $34.0 million in Q3 2002, a decrease of $3.4 million, or 10%. The percentage of multi-client pre-funding on new multi-client investments was 50% in Q3 2003 compared to 47% in Q3 2002. Cash investment in the multi-client library totaled $22.9 million in Q3 2003 compared to $35.8 million in Q3 2002, a decrease of $12.9 million or 36%. Total multi-client cashflow was $19.0 million for Q3 2003, an increase of $4.0 million, or 27%, from Q3 2002. EBITDA, as defined, was $76.5 million for Q3 2003 compared to $64.6 million for Q3 2002, an increase of 18%.

UNUSUAL ITEMS AND REORGANIZATION ITEMS UNDER CHAPTER 11. As disclosed in Q2 earnings release, PGS has an ongoing dialogue with the Norwegian and UK tax authorities regarding a tax claim involving PGS employees employed by PGS Marine Service (Isle of Man) Ltd. In Q3 2003 we increased the accrued amount by $1.3 million to a total accrual of $14.2 million, which currently is our best estimate for settling the claim. However, there are still some uncertainties as to the size of the total claim.

As disclosed in Q1 2003 earnings release, PGS announced a plan for headcount reduction of approximately 250 employees during the second and third quarter of 2003. As of September 30, 2003, PGS headcount had been reduced with 154 employees, or 7%. This plan will continue into Q4. In Q3 2003, $1.9 million was recognized as cost in relation to this headcount reduction, totalling $11.8 million for the nine months ended September 30, 2003, which also includes severance payments to certain former employees.

In Q3 2003, $7.8 million was recognized as cost in relation to the debt restructuring and refinancing of the Company, of which $2.8 million was incurred in the period after filing for protection under Chapter 11 of U.S. Bankruptcy laws on July 29, 2003. For the nine months ended September 30, 2003, a total of $30.3 million has been recognized for such costs.

As a result of filing Chapter 11, deferred debt costs and original issue discounts totaling $13.2 million were written off. These deferred costs related to debt subject to compromise in the Chapter 11 proceeding.

By end of the quarter PGS made a decision to discontinue its 2C ocean bottom seismic business and accordingly, recognized a loss of $3.2 million relating to impairment of seismic equipment and related costs.

FINANCIAL EXPENSE, NET. Interest is not recorded on debt subject to compromise, during the Chapter 11. As a result interest expense for Q3 2003 was $13.7 million compared to $39.0 million for Q3 2002. Of the debt as of September 30, 2003, only $191.6 million was interest bearing, relating to debt owed by subsidiaries. Capitalized interest on multi-client surveys in progress was $0.4 million in Q3 2003 compared to $1.6 million in Q3 2002. This is a result of lower investments in multi-client library and higher pre-funding.

OTHER GAIN (LOSS), NET. Other gain (loss), net, includes foreign exchange gain
(loss), bank charges and various financial charges. In Q3 2003 PGS recognized foreign exchange loss, net, of $3.7 million compared to a net loss of $3.9 million in Q3 2002. Other financial charges totalled $2.7 million in Q3 2003 compared to $0.6 million in Q3 2002. Included in Q3 2003 charges are accruals for certain additional rental payments under UK leases amounting to $2.2 million. There were no such accruals recorded in Q3 2002.

PROVISION (BENEFIT) FOR INCOME TAXES. Provision for income taxes was $6.3 million for Q3 2003 compared to $126.2 million in Q3 2002, a decrease of 95%. For further details see attached Support Tables.

DISCONTINUED OPERATIONS/OPERATIONS HELD FOR SALE, NET OF TAX. By end of Q3 2003 a decision was made to sell the software subsidiary PGS Tigress (UK) Ltd. Accordingly revenues and costs, net of tax, relating to this business are classified as operations held for sale. Prior periods financial information have been reclassified accordingly.

CAPITAL INVESTMENTS.

     o Investments in multi-client library were $22.9 million in Q3 2003 compared to $35.8 million in Q3 2002, a decrease of 36%.

     o Capital expenditures for Pertra AS, relating to the Varg field in the North Sea, was $0.7 million in Q3 2003 compared to $3.0 million in Q3 2002, a decrease of 77%.

     o Capital expenditures for the FPSO business were reduced by $1.1 million for Q3 2003, which was net of $1.6 million relating to a previously recorded disputed shipyard claim relating to Petrojarl I's yard-stay in 2001, which now has been withdrawn. Capital expenditures for Q3 2002 were also reduced by $0.5 million relating to reversal of previously recorded accrual.

     o Capital expenditures in the Geophysical business were $6.7 million in Q3 2003 compared to $10.9 million in Q3 2002, a decrease of 39%.

                                            Petroleum Geo-Services ASA (1)
                                                (Debtor in Possession)
                                             Consolidated Balance Sheets

================================================================================================================================
                                                                                              September 30,        December 31,
                                                                                                  2003                 2002
                                                                                              -------------        ------------
(In thousands of dollars)                                                                       Unaudited            Unaudited
================================================================================================================================
 ASSETS
 Cash and cash equivalents                                                                      $  189,954          $  112,604
 Accounts receivable, net                                                                          170,502             220,085
 Other current assets                                                                               79,375              74,066
 Assets held for sale                                                                                3,200              68,768
----------------------------------------------------------------------------------------        ----------          ----------
      Total current assets                                                                         443,031             475,523
 Multi-client library, net                                                                         628,230             660,383
 Property and equipment, net                                                                     1,627,515           1,730,891
 Oil and gas assets                                                                                 26,443              17,324
 Other long-term assets, net                                                                        90,940             119,916
----------------------------------------------------------------------------------------        ----------          ----------
      TOTAL ASSETS                                                                              $2,816,159          $3,004,037
================================================================================================================================

================================================================================================================================
                                                                                              September 30,        December 31,
                                                                                                  2003                 2002
                                                                                              -------------        ------------
(In thousands of dollars, except for share data)                                                Unaudited            Unaudited
================================================================================================================================
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Short-term debt and current portion of long-term debt and capital lease obligations            $   26,891          $  959,550
 Senior debt, subject to compromise                                                              2,140,000                   -
 Junior subordinated debt securities, includes accrued interest, subject to compromise             155,202                   -
 Debt and other liabilities held for sale                                                            1,329              21,523
 Accounts payable and accrued expenses                                                             211,324             248,981
 Income taxes payable                                                                               40,309              19,034
----------------------------------------------------------------------------------------        ----------          ----------
      Total current liabilities                                                                  2,575,055           1,249,088
 Long-term debt and capital lease obligations                                                      164,677           1,386,400
 Other long-term liabilities                                                                        63,801              54,701
 Deferred income taxes                                                                             139,911             132,115
----------------------------------------------------------------------------------------        ----------          ----------
      Total liabilities                                                                          2,943,444           2,822,304
----------------------------------------------------------------------------------------        ----------          ----------
 Commitments and contingencies
 Guaranteed preferred beneficial interest in PGS junior
      subordinated debt securities                                                                       -             142,322
 Mandatorily redeemable cumulative preferred stock related to multi-client securitization                -              63,954
 Shareholders' equity:
      Common stock, par value NOK 5; issued & outstanding
          103,345,987 shares at December 31, 2002 and September 30, 2003                            71,089              71,089
      Additional paid-in capital                                                                         -                   -
      Retained earnings                                                                           (172,863)            (69,207)
      Accumulated other comprehensive loss                                                         (25,511)            (26,425)
----------------------------------------------------------------------------------------        ----------          ----------
      Total shareholders' equity                                                                  (127,285)            (24,543)
----------------------------------------------------------------------------------------        ----------          ----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                $2,816,159          $3,004,037
================================================================================================================================


UK LEASES

The Company entered into certain lease structures from 1996 to 1998 relating to Ramforms Challenger, Valiant, Viking, Victory and Vanguard; Petrojarl Foinaven; and production equipment of the Ramform Banff. The Company paid funds to large international banks (the "Payment Banks"), and in exchange, the Payment Banks assumed liability for making rental payments required under the leases (the "Defeased Rental Payments") and the lessors legally released the Company as obligor of such rental payments. Accordingly, the Company has recorded no capital lease obligations on its consolidated balance sheets with respect to these leases.

The Defeased Rental Payments are based on assumed Sterling LIBOR rates of between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay rentals in excess of the Defeased Rental Payments (the "Additional Required Rental Payments"). Currently interest rates are below the Assumed Interest Rates, and based on forward market rates for Sterling LIBOR, as of September 30, 2003 the net present value of Additional Required Rental Payments aggregated GBP 28 million, using an 8% discount rate, of which $2.2 million covering part of the estimated additional rental payment for 2003, was accrued in Q3 2003. The Additional Required Rental Payments are reflected in other financial income (loss) as they are incurred and paid.


FINANCIAL RESTRUCTURING

The PGS Group has approximately $1.1 billion of debt and other contractual obligations maturing in 2003, of which $930 million are bank and senior note obligations of PGS ASA (the Parent Company of the Group) itself. Based on the Company's existing business plan and forecast, PGS ASA is dependent on a restructuring, refinancing and/or extension of the maturities of such obligations to continue as a going concern.

The current corporate credit rating for PGS' senior unsecured debt is D from Standard & Poor's Rating Services and Ca from Moody's Investor Services. As a result, in the absence of a significant restructuring and/or extension of its obligations, the Company's ability to raise capital for purposes of refinancing its obligations is very limited.

On June 18, 2003, PGS announced that it had achieved an agreement in principle on the terms for a proposed financial restructuring (the "Restructuring") with a majority, in face amount, of both its banks and bondholders and a group of its largest shareholders. The parties to the agreement in principle signed binding agreements to support the Restructuring on the proposed terms, subject to completion of definitive agreements and documentation and the satisfaction of certain specified conditions.

The proposed Restructuring, which is close to being completed (see Chapter 11 Filing below), is based in part on a business plan for the present PGS product lines. The Company now manages its business to maximize cash flow. The change in focus, together with a comprehensive cost reduction program, has been instrumental in achieving the Restructuring. The Company's balance sheet and equity position post-restructuring, combined with its current operational performance, will provide a strong basis for its future operations.


CHAPTER 11 FILING

On July 29, 2003 PGS voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (the "Court"). The filing was done to implement the Restructuring.

This filing was done with the agreement of a majority in face amount of both the Company's banks and bondholders and a group of its largest shareholders whereby they agreed to support the Company's Plan of Reorganization (as amended and/or modified, the "Plan") in the Chapter 11 proceeding. The Plan reflects and implements the Restructuring.

This filing only involves the parent company (PGS ASA) and does not involve the Company's operating subsidiaries, which have continued full operations, leaving current and future customers, lessors, vendors, employees and subsidiary creditors unaffected. None of the Company's subsidiaries are involved in the Chapter 11 proceeding.

A Disclosure Statement Hearing was held on September 10, 2003. The Court approved the Disclosure Statement, creditor voting procedures and the solicitation of shareholder approval at an Extraordinary General Meeting of PGS Shareholders (EGM).

The creditor vote was completed on October 14, 2003 with the following result:
89% of the outstanding Class 4 claims (Bank and bond holder debt) voted and 99.8% accepted the proposed financial restructuring and 20% of the outstanding Class 5 claims (Junior Subordinated Debentures) voted and 88.7% accepted the proposed financial restructuring.

The EGM was held on October 16, 2003 with 40% of the outstanding shares present (41,020,145 shares) of which 99.7% accepted the proposed financial restructuring.

The Court held a confirmation hearing on October 21, 2003 and confirmed the Plan.

The creditor selection of recovery packages was finalized October 24, 2003 and of recovery packages approximately $2,133 million elected or were deemed to have elected Package B and $7 million Package A.

TERMS OF RESTRUCTURING. PGS's $2,140 million senior unsecured creditors, comprising $680 million of bank debt and $1,460 million of bond debt (the "Affected Creditors"), were entitled to select between two recovery packages. The result was as follows:

PACKAGE A. $5 million 8-year unsecured senior term loan facility, interest at LIBOR + 1.15%, with 3,68% annual repayment in semi-annual installments followed by a final repayment of $ 2 million at maturity.


PACKAGE B.

     o    $746 million of 7-year 10% senior unsecured notes ("Senior A Notes").

     o    $250 million of 3-year 8% senior unsecured notes ("Senior B Notes").

     o 91% of PGS ordinary shares as constituted immediately post-restructuring after giving shares to the Trust Preferreds and current shareholders, as described below, reduced to 61% after PGS shareholders acquire 30% of the total post-restructuring shares for $85 million.

     o $85 million of proceeds from the existing shareholders' acquisition of 30% of PGS's post-restructuring shares.

In addition, Affected Creditors will receive, upon completion of the Restructuring, a pro rata share of the cash of the PGS Group in excess of $50 million as of October 31, 2003.

Estimated interest bearing debt, after the Restructuring, will be approximately $1,193 million, of which $192 million, as of September 30, 2003, relates to existing debt in the subsidiaries not part of the Restructuring.

Creditors of the PGS Group other than the Affected Creditors and holders of the Trust Preferreds described above will not be affected by the Restructuring, and will therefore retain their existing claims within the restructured entity upon completion of the Restructuring. Unaffected creditors include PGS trade and subsidiary obligations, PGS Oslo Seismic Services Ltd. 8.28% Secured Mortgage Notes, PGS capital and operating leases and UK defeased lease obligations.

The new Board of Directors of the Company upon emergence from Chapter 11, as elected at the EGM, will consist of the following members: Chairman, Mr. Jens Ulltveit-Moe, ordinary board members, Rolf Erik Rolfsen, Harald Norvik, Keith Henry, Francis Gugen, Clare Spottiswood and Anthony Tripodo. The existing shareholders and Credit Committee representing the Affected Creditors nominated 3 and 4, respectively, out of the 7 board members. Super-majority (66 2/3%) of shareholders would be required to change board composition during the two years following completion of the Restructuring

PGS intends to continue the listing of its ordinary shares on the Oslo Stock Exchange and for its American Depository Shares to continue trading on the U.S. over-the-counter ("OTC") market with a stock exchange listing in the U.S. as soon as practical after completion of the Restructuring subject to relevant listing requirements. It is intended that PGS new Senior A and Senior B Notes will be rated by the major credit rating agencies.

PGS will retain $50 million of cash in the business post-restructuring. In addition, the Company has the right to establish a $70 million secured working capital facility and a $40 million secured letter of credit facility.


CHAPTER 11 FILING GOING FORWARD

     o The existing shareholders Rights Offering is expected to last from October 22, 2003 through November 5, 2003.

     o    Anticipated consummation of the Restructuring is November 5, 2003.

     o The new PGS equity is anticipated to be distributed to the creditors on November 6, 2003.

     o The 5% gifting to Trust Preferreds is expected to take place on November 6, 2003.

     o The 4% gifting to the existing shareholders is expected to take place November 11, 2003 for the Oslo Stock Exchange listed shares and November 12, 2003 for the ADR's.

     o The 30% Rights offering is expected to be effectuated November 6, 2003 for the underwriters (25%) and the existing shareholders (75%) should receive their respective shares November 11, 2003 (OSE) and November 12, 2003 (ADR's).

As a result the existing shares will be tradable until and inclusive of November 5, 2003, and the converted/gifted shares will trade from November 6, 2003.


BASIS OF FINANCIAL STATEMENTS

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that PGS will continue as a going concern. As described above, PGS is seeking to effect a financial restructuring that addresses its ongoing financial difficulties.

The accompanying consolidated financial statements do not give effect to any adjustments that might occur upon consummation of the above-mentioned financial restructuring.

PGS is currently assessing the accounting implications of the consummation of the Restructuring. PGS might, as a result of the Restructuring, be required to adopt "fresh start reporting" in conformity with AICPA Statement of Position 90-7. This would for instance imply that the reorganization value of the entity should be allocated to the entity's assets in conformity with the procedures specified by FASB Statement No. 141, Business Combinations, and that liabilities, excluding deferred taxes, should be stated at the present value of amounts to be paid discounted at appropriate current interest rates.

ORGANIZATIONAL CHANGES. Gottfred Langseth will replace Knut 0versj0en as CFO as of January 1, 2004. Langseth comes from the CFO position in Ementor ASA (earlier Merkantildata ASA). Ementor ASA is one of the largest listed Norwegian IT companies.

For additional support to our Q3 2003 Earnings Release and Presentation, please visit our web site www.pgs.com.


                                      ****


Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.


                                      ****


The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company.

Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.

                                           Petroleum Geo-Services ASA
                                             (Debtor in Possession)
                                     Consolidated Statements of Cash Flows

==================================================================================================================================
                                                                 Quarter ended              Nine months ended          Year ended
                                                                 September 30,                September 30,           December 31,
                                                          --------------------------    --------------------------    ------------
                                                              2003           2002          2003           2002            2002
(In thousands of dollars)                                   Unaudited     Unaudited      Unaudited      Unaudited       Unaudited
==================================================================================================================================

 CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)                                    $   (12,204)  $(1,060,704)   $  (103,656)   $(1,269,585)   $(1,392,108)
      Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
         Depreciation and amortization charged
              to expense                                        70,777        88,428        245,665        247,886        361,640
         Non-cash unusual items and sale of subsidiary,
              net                                                4,573       914,491         38,552      1,100,424      1,182,037
         Non-cash write-off of deferred debt costs and
              issue discounts                                   13,152             -         13,152              -              -
         Cash effects related to assets and liabilities
              held for sale                                       (100)          (88)         3,085          2,066          5,540
         Provision (benefit) for deferred income taxes         (11,103)      127,496         16,106        193,375        183,407
         Working capital changes and other items                35,855         3,477         18,569        (36,058)        (9,816)
---------------------------------------------------------  -----------   -----------    -----------    -----------    -----------
      Net cash provided by operating activities                100,950        73,100        231,473        238,108        330,700
---------------------------------------------------------  -----------   -----------    -----------    -----------    -----------
 CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in multi-client library                       (22,914)      (35,847)       (91,525)      (155,945)      (190,436)
      Capital expenditures                                      (6,217)      (13,445)       (32,757)       (53,552)       (60,759)
      Development of assets held for sale                          (23)      (23,514)          (118)       (63,060)       (77,364)
      Sale of subsidiary                                             -             -         50,115              -         20,222
      Other items, net                                           1,163        (5,563)         3,478         (9,594)        (9,030)
---------------------------------------------------------  -----------   -----------    -----------    -----------    -----------
      Net cash (used in) provided by investing activities      (27,991)      (78,369)       (70,807)      (282,151)      (317,367)
---------------------------------------------------------  -----------   -----------    -----------    -----------    -----------
 CASH FLOWS FROM FINANCING ACTIVITIES:
      Redemption of preferred stock                            (21,911)      (22,543)       (64,105)       (77,200)       (98,983)
      Repayment of long-term debt                                 (472)       (2,106)        (5,914)      (236,866)      (241,826)
      Principal payments under capital lease obligations        (5,554)       (5,005)       (13,354)       (10,596)       (15,496)
      Net increase (decrease) in bank facility and
          short-term debt                                           91        60,458             43        335,301        335,348
      Net receipts (payments) under tax equalization
          swap contracts                                             -             -              -          9,566          9,566
      Other items, net                                               -             -              -          8,098          8,098
---------------------------------------------------------  -----------   -----------    -----------    -----------    -----------
      Net cash (used) provided by financing activities         (27,846)       30,804        (83,330)        28,303         (3,293)
---------------------------------------------------------  -----------   -----------    -----------    -----------    -----------
      Effect of exchange rate changes in cash and
          cash equivalents                                           8           174             14            404            537
      Net increase (decrease) in cash and
          cash equivalents                                      45,121        25,709         77,350        (15,336)        10,577
      Cash and cash equivalents at beginning of period         144,833        60,982        112,604        102,027        102,027
---------------------------------------------------------  -----------   -----------    -----------    -----------    -----------
 CASH AND CASH EQUIVALENTS AT END OF PERIOD                $   189,954   $    86,691    $   189,954    $    86,691    $   112,604
==================================================================================================================================

                           Petroleum Geo-Services ASA
                             (Debtor in Possession)
                               Support Tables (1)

GENERAL

The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with accounting principles generally accepted ("GAAP") in the United States of America.


GEOGRAPHIC DISTRIBUTION OF REVENUE

The distribution of our revenue by geographic region for the periods presented was as follows:

====================================================================================================================================
                                                                         Quarter ended                     Nine months ended
                                                                      September 30, 2003                   September 30, 2003
                                                               ---------------------------------   ---------------------------------
(In thousands of dollars, except percentage)                       Revenue         Percentage          Revenue         Percentage
-------------------------------------------------------------  ----------------  ---------------   ----------------  ---------------
      North and South America                                         $ 79,823              31%          $ 235,257              28%
      Europe, Africa and Middle East                                   151,979              59%            543,227              64%
      Asia Pacific                                                      26,807              10%             72,528               8%
-------------------------------------------------------------  ----------------  ---------------   ----------------  ---------------
           Total                                                     $ 258,609             100%          $ 851,012             100%
-------------------------------------------------------------  ----------------  ---------------   ----------------  ---------------


The distribution of our revenue by geographic region for the periods presented was as follows:

====================================================================================================================================
                                                                    Quarter ended        Nine months ended         Year ended
                                                                  September 30, 2002     September 30, 2002     December 31, 2002
                                                                ---------------------  ---------------------  ---------------------
(In thousands of dollars, except percentage)                     Revenue   Percentage   Revenue   Percentage   Revenue   Percentage
--------------------------------------------------------------  ---------  ----------  ---------  ----------  ---------  ----------
      North and South America                                    $ 42,852         17%   $174,979         24%   $220,633         22%
      Europe, Africa and Middle East                              169,197         66%    463,547         63%    629,533         64%
      Asia Pacific                                                 44,173         17%     92,082         13%    142,170         14%
--------------------------------------------------------------   --------   --------    --------   --------    --------   --------
           Total                                                 $256,222        100%   $730,608        100%   $992,336        100%
--------------------------------------------------------------   --------   --------    --------   --------    --------   --------


REVENUE DISTRIBUTION BY OPERATING SEGMENT

The distribution of our revenue by operating segment for the periods presented was as follows:

====================================================================================================================================
                                                                      Quarter ended           Nine months ended       Year ended
                                                                      September 30,             September 30,        December 31,
                                                                  ----------------------    ----------------------   ------------
(In thousands of dollars)                                            2003         2002        2003         2002         2002
---------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
      Geophysical revenue:
         - Marine seismic                                         $ 134,201    $ 137,114    $ 419,951    $ 366,860    $ 511,958
         - Land seismic                                              30,120       18,123      111,739       83,326      109,094
         - Data Processing, Reservoir Consultants & other            12,365       15,329       38,984       37,707       48,670
---------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
      Total Geophysical revenue  (A)                                176,686      170,566      570,674      487,893      669,722
      Production revenue  (B)                                        81,923       85,656      280,338      242,715      322,614
---------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
         Total                                                    $ 258,609    $ 256,222    $ 851,012    $ 730,608    $ 992,336
---------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------

(A) Geophysical revenue by service type:
         - Multi-client pre-funding                               $  11,343    $  16,818    $  54,360    $  86,679    $ 106,544
         - Multi-client late sales                                   30,589       34,022      111,753       99,489      162,508
         - Contract seismic                                         124,039      109,047      369,986      269,173      357,363
         - Other                                                     10,715       10,679       34,575       32,552       43,307
---------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
         Total                                                    $ 176,686    $ 170,566    $ 570,674    $ 487,893    $ 669,722
---------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------

(B) Production revenue split by operations:
         - Petrojarl I                                            $  15,964    $  15,984    $  47,589    $  46,346    $  62,631
         - Petrojarl Foinaven                                        22,550       33,931       85,227      100,583      133,364
         - Ramform Banff                                             10,106        9,147       34,049       27,753       37,886
         - Petrojarl Varg (a)                                        17,545        9,957       53,801       50,688       69,455
         - Other FPSO                                                    43           18          210           95          242
---------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
         Total FPSO revenue                                          66,208       69,037      220,876      225,465      303,578
         Pertra AS (Varg field PL 038)  (a)                          27,288       22,569       95,401       22,569       32,697
         Other  (b)                                                       -          282            -          913        1,222
         Elimination of internal charter of Petrojarl Varg (c)      (11,573)      (6,232)     (35,939)      (6,232)     (14,883)
---------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
         Total                                                    $  81,923    $  85,656    $ 280,338    $ 242,715    $ 322,614
---------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------

(a) Petrojarl Varg is producing the Varg field (PL 038), which is, since August 2002, 70% owned by our subsidiary Pertra AS.

(b)  Consist of certain oil & gas exploration activitites for 2002.

(c)  Intercompany charter of Petrojarl Varg to Pertra AS.

--------------------------------------------------------------------------------
(1) Certain reclassifications have been made to prior periods amounts to conform to the current period's presentation. The accompanying supporting tables have been prepared assuming that PGS will continue as a going concern. Apart from the write-off of deferred debt issuance costs and debt issuance discounts, the accompanying support tables do not include any adjustments that will be the result from the proposed financial restructuring (see Financial Restructuring for further information on the restructuring process).
--------------------------------------------------------------------------------

EBITDA, AS DEFINED, BY QUARTER 2001

EBITDA, as defined, for the quarters presented was as follows:

===================================================================================================================================
(In thousands of dollars)                                              Q1            Q2          Q3            Q4            2001
---------------------------------------------------------------    ---------     ---------    ---------     ---------     ---------
Operating profit (loss)                                            $ 127,993     $  22,215    $  69,271     $ (27,420)    $ 192,059
Plus: Depreciation and amortization                                   59,736        74,980       74,453       122,598       331,767
Plus: Unusual items                                                  (99,546)       12,490      (25,992)       24,499       (88,549)
---------------------------------------------------------------    ---------     ---------    ---------     ---------     ---------
     EBITDA, as defined                                            $  88,183     $ 109,685    $ 117,732     $ 119,677     $ 435,277
---------------------------------------------------------------    ---------     ---------    ---------     ---------     ---------


EBITDA, AS DEFINED, BY QUARTER 2002

EBITDA, as defined, for the quarters presented was as follows:

===================================================================================================================================
(In thousands of dollars)                                              Q1           Q2            Q3            Q4          2002
---------------------------------------------------------------    ---------     ---------     ---------     ---------    ---------
Operating profit (loss)                                            $  64,097     $  55,831     $(751,509)    $   4,584    $(626,997)
Plus: Depreciation and amortization                                   75,673        83,785        88,428       113,754      361,640
Plus: Unusual items                                                  (23,211)      (27,417)      767,646         8,797      725,815
---------------------------------------------------------------    ---------     ---------     ---------     ---------    ---------
     EBITDA, as defined                                            $ 116,559     $ 112,199     $ 104,565     $ 127,135    $ 460,458
---------------------------------------------------------------    ---------     ---------     ---------     ---------    ---------


EBITDA, AS DEFINED, BY OPERATING SEGMENT, FOR THE PERIODS PRESENTED

The distribution of our EBITDA, as defined, by operating segment for the periods presented was as follows:

===================================================================================================================================
                                                                       Quarter ended            Nine months ended       Year ended
                                                                       September 30,               September 30,        December 31,
                                                                  -----------------------     -----------------------   -----------
(In thousands of dollars)                                            2003         2002          2003          2002           2002
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
Geophysical operations:
      Operating profit (loss)                                     $  13,455     $(333,923)    $  19,158     $(321,746)    $(341,900)
      Plus: Depreciation and amortization                            56,720        71,050       199,944       196,471       293,164
      Plus: Unusual items                                             6,365       327,423        27,660       330,944       346,634
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
           EBITDA, as defined, Geophysical business                  76,540        64,550       246,762       205,669       297,898
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
Production business:
      Operating profit (loss)  (a) (b)                               22,291      (417,586)       77,362      (363,984)     (335,630)
      Plus: Depreciation and amortization                            14,057        17,378        45,721        51,415        68,476
      Plus: Unusual items                                               111       440,223         7,773       440,223       429,714
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
           EBITDA, as defined, Production business  (a) (b)          36,459        40,015       130,856       127,654       162,560
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
Non-segment charges:  (c)
      Operating profit (loss)                                       (20,914)            -       (43,491)       54,149        50,533
      Plus/minus: Reorganization items and TES                       20,914             -        43,491       (54,149)      (50,533)
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
           EBITDA, as defined, Non-segment                                -             -             -             -             -
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
Total EBITDA, as defined:
      Operating profit (loss)                                        14,832      (751,509)       53,029      (631,581)     (626,997)
      Plus: Depreciation and amortization                            70,777        88,428       245,665       247,886       361,640
      Plus: Unusual items                                            27,390       767,646        78,924       717,018       725,815
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
           EBITDA, as defined                                     $ 112,999     $ 104,565     $ 377,618     $ 333,323     $ 460,458
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------

(a) Includes $8.2 million loss contract accrual reversal, relating to Ramform Banff, for the nine months ended September 30, 2002 and the year ended December 31, 2002.

(b) Of the total operating profit and EBITDA, as defined, provided by our production segment, the Petrojarl Foinaven, Petrojarl Varg and Pertra AS, provide the substantial majority of such operating profit and EBITDA, as defined.

(c) Non-segment charges consist of the write-off of deferred debt issue costs and original issue discounts as well as costs relating to the ongoing debt restructuring process. For the nine months ended September 30, 2002, and for the year ended December 31, 2002, such charges were partly offset by a gain relating to tax equalization swap contracts (TES) of $54.1 million. Such contracts where terminated during Q2 2002.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization comprise the following items for the periods presented:

===================================================================================================================================
                                                                       Quarter ended            Nine months ended       Year ended
                                                                       September 30,               September 30,        December 31,
                                                                  -----------------------     -----------------------   -----------
(In thousands of dollars)                                            2003         2002          2003          2002           2002
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
      Gross depreciation                                          $  37,936     $  45,828     $ 122,040     $ 131,673     $ 180,281
      Depreciation capitalized to MCS library                        (2,641)       (6,259)      (10,781)      (25,818)      (31,528)
      Sales related amortization of MCS library                      28,077        27,659       121,685       109,988       173,107
      Additional required amortization MCS Library  (a)               7,405        21,200        12,721        32,043        39,780
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
           Total                                                  $  70,777     $  88,428     $ 245,665     $ 247,886     $ 361,640
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------

(a) Additional amortization charges required to conform with our minimum amortization policy for the multi-client library.

UNUSUAL ITEMS AND REORGANIZATION ITEMS UNDER CHAPTER 11:

Unusual items and Reorganization items under Chapter 11, consist of the following items for the periods presented:

===================================================================================================================================
                                                                       Quarter ended            Nine months ended       Year ended
                                                                       September 30,               September 30,        December 31,
                                                                  -----------------------     -----------------------   -----------
(In thousands of dollars)                                            2003         2002          2003          2002           2002
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
      Impairment of MCS library                                   $       -     $(268,403)    $       -     $(268,403)    $(268,403)
      Impairment of Ramform Banff/Banff-field                             -      (425,214)       (6,202)     (425,214)     (425,214)
      Impairment of seismic equipment and
           other geophysical assets                                  (3,252)      (56,169)       (3,252)      (56,169)      (56,169)
      Impairments of seismic and oil and gas investments                  -       (14,744)            -       (14,744)      (14,744)
      Gain on tax equalization swap contracts                             -             -             -        54,149        54,149
      Isle of Man, national insurance liability                      (1,321)            -       (14,200)            -             -
      Severance                                                      (1,903)            -       (11,779)            -             -
      Debt restructuring/refinancing costs  (a)                      (7,762)            -       (30,339)            -        (3,616)
      Write-off, deferred debt costs and issue discounts (b)        (13,152)            -       (13,152)            -             -
      Other unusual items, net                                            -        (3,116)            -        (6,637)      (11,818)
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
           Total Unusual Items and Reorganization Items           $ (27,390)    $(767,646)    $ (78,924)    $(717,018)    $(725,815)
      Tax effect on above entries  (c)                                7,742       115,549        22,656       101,373       103,904
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
           Net Income effect of Unusual Items and
                Reorganization Items                              $ (19,648)    $(652,097)    $ (56,268)    $(615,645)    $(621,911)
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------

(a) Costs in relation to restructuring/refinancing the PGS Group, off which $2.8 million relates to the period after filing Chapter 11, July 29, 2003.

(b) Deferred debt issue costs and original issue discounts relating to debt subject to compromise under the debt restructuring program.

(c) Any tax benefit is offset by a valuation allowance, but is shown as gross in the above table. See (provision) benefit for income taxes below.


FINANCIAL EXPENSE, NET

Financial expense, net consists of the following items for the periods presented:

===================================================================================================================================
                                                                       Quarter ended            Nine months ended       Year ended
                                                                       September 30,               September 30,        December 31,
                                                                  -----------------------     -----------------------   -----------
(In thousands of dollars)                                            2003         2002          2003          2002           2002
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
      Financial expense (a)                                       $ (13,678)    $ (38,961)    $ (92,612)    $(110,643)    $(152,879)
      Capitalized interest                                              360         1,595         2,179         4,892         5,578
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
           Total                                                  $ (13,318)    $ (37,366)    $ (90,433)    $(105,751)    $(147,301)
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------

(a) Interest expense on debt subject to compromise, are only included for the period pre filing Chapter 11, which was July 29, 2003.


OTHER GAIN (LOSS), NET

Other gain (loss), net consists of the following items for the periods presented:

===================================================================================================================================
                                                                       Quarter ended            Nine months ended       Year ended
                                                                       September 30,               September 30,        December 31,
                                                                  -----------------------     -----------------------   -----------
(In thousands of dollars)                                            2003         2002          2003          2002          2002
--------------------------------------------------------------    ---------     ---------     ---------     ---------    ---------
      Foreign exchange gain (loss)                                $ (3,688)     $ (3,941)     $ (5,164)     $(12,172)    $ (8,868)
      Other, net                                                    (2,669)         (571)       (3,805)       (3,977)      (7,560)
--------------------------------------------------------------    --------      --------      --------      --------     --------
           Total                                                  $ (6,357)     $ (4,512)     $ (8,969)     $(16,149)    $(16,428)
--------------------------------------------------------------    --------      --------      --------      --------     --------

(PROVISION) BENEFIT FOR INCOME TAXES

(Provision) benefit for income taxes consist of the following items for the periods presented:

===================================================================================================================================
                                                                       Quarter ended            Nine months ended       Year ended
                                                                       September 30,               September 30,        December 31,
                                                                  -----------------------     -----------------------   -----------
(In thousands of dollars)                                            2003         2002          2003          2002           2002
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
      Valuation allowance relating to deferred tax assets         $  11,143     $(207,328)    $ (18,390)    $(217,102)    $(210,485)
      Tax effect of exchange rate fluctuations                      (14,437)      (11,235)       (9,890)      (74,205)      (91,020)
      Tax effect of unusual items                                     7,742       115,549        22,656       101,373       103,904
      Tax effect from ongoing operations                            (10,724)      (23,214)      (35,669)       (3,893)       (3,173)
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
           Total                                                  $  (6,276)    $(126,228)    $ (41,293)    $(193,827)    $(200,774)
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------


DISCONTINUED OPERATIONS/OPERATIONS HELD FOR SALE, NET OF TAX

Discontinued operations/operations held for sale consist of the following items for the periods presented:

===================================================================================================================================
                                                                       Quarter ended            Nine months ended       Year ended
                                                                       September 30,               September 30,        December 31,
                                                                  -----------------------     -----------------------   -----------
(In thousands of dollars)                                            2003         2002          2003          2002           2002
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
      Pretax income from operations held for sale                 $  (1,085)    $   3,780     $  (3,483)    $  10,736     $   9,487
      Impairment of Atlantis  (a)                                         -      (140,101)            -      (140,101)     (190,101)
      Tigress, cumulative effect of accounting change                     -             -             -          (674)         (674)
      Sale of Production Services division                                -             -         1,500             -       (26,791)
      Sale of Atlantis                                                    -             -        (4,789)            -             -
      Tax expense on operations held for sale                             -        (4,768)          891        (6,979)       (7,270)
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
           Total  (a)                                             $  (1,085)    $(141,089)    $  (5,881)    $(137,018)    $(215,349)
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------

(a) Excludes tax benefits of $39.2 million for Q3 2002 and for the six months ended September 30, 2002, and $53.2 million for the full year of 2002, which has been offset by valuation allowance.

MULTI-CLIENT LIBRARY

The net book-value of our multi-client library by year of completion is as follows:

================================================================================================
                                                                 September 30,    December 31,
(In thousands of dollars)                                            2003             2002
-------------------------------------------------------------  ----------------  ---------------
      Completed during 1997 and years prior                           $ 12,201         $ 20,837
      Completed during 1998                                             27,823           34,168
      Completed during 1999                                             58,414           69,642
      Completed during 2000                                             78,437           98,179
      Completed during 2001                                            261,076          267,992
      Completed during 2002                                             89,547           91,845
      Completed during 2003                                             31,305                -
-------------------------------------------------------------  ----------------  ---------------
           Completed surveys                                           558,803          582,663
           Surveys in progress                                          69,427           77,720
-------------------------------------------------------------  ----------------  ---------------
           Multi-client library, net                                 $ 628,230        $ 660,383
-------------------------------------------------------------  ----------------  ---------------

Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

===================================================================================================================================
                                                                       Quarter ended            Nine months ended       Year ended
                                                                       September 30,               September 30,        December 31,
                                                                  -----------------------     -----------------------   -----------
(In thousands of dollars)                                            2003         2002          2003          2002           2002
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
      Capitalized depreciation                                     $ 2,641       $ 6,259       $10,781       $25,818       $31,528
      Capitalized interest                                             360         1,595         2,179         4,892         5,578
--------------------------------------------------------------     -------       -------       -------       -------       -------


MULTI-CLIENT CASHFLOW

===================================================================================================================================
                                                                       Quarter ended            Nine months ended       Year ended
                                                                       September 30,               September 30,        December 31,
                                                                  -----------------------     -----------------------   -----------
(In thousands of dollars)                                            2003         2002          2003          2002           2002
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
      Multi-client pre-funding  (a)                               $  11,343     $  16,818     $  54,360     $  86,679     $ 106,544
      Multi-client late sales  (a)                                   30,589        34,022       111,753        99,489       162,508
      Investment in multi-client library                            (22,914)      (35,847)      (91,525)     (155,945)     (190,436)
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------
      Multi-client cashflow, net                                  $  19,018     $  14,993     $  74,588     $  30,223     $  78,616
--------------------------------------------------------------    ---------     ---------     ---------     ---------     ---------

(a)   See Revenue Distribution by Operating Segements above.


OUTSTANDING FINANCIAL OBLIGATIONS

Outstanding financial obligatons (including capital leases) and preferred securities were as follows:

===================================================================================================================
                                                                September 30,     December 31,           Net
(In thousands of dollars)                                            2003             2002              change
-------------------------------------------------------------  ----------------  ---------------   ----------------
      Short-term and long-term debt,  current and
           long-term portion  (b)                                  $ 2,249,814      $ 2,251,431           $ (1,617)
      Capital lease obligations, current and                                                                     -
           long-term portion                                            81,754           94,519            (12,765)
      Junior subordinated debt/Trust preferred securities  (c)         143,750          142,322              1,428
      Securitization preferred securities                                    -           63,954            (63,954)
-------------------------------------------------------------  ----------------  ---------------   ----------------
           Total debt and preferred securities (a)                  $2,475,318       $2,552,226          $ (76,908)
-------------------------------------------------------------  ----------------  ---------------   ----------------

                                                                          $ 16         $ 15,800          $ (15,784)
                                                               ----------------  ---------------   ----------------

(a)  Excludes debt included in operations held for sale.

(b) Oustanding financial obligations as of September 30, 2003, of $2,140.0 million are subject to compromise.

(c) Oustanding financial obligation as of September 30, 2003, is subject to compromise.

SUMMARY OF DEBT, CAPITAL LEASES AND OTHER CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2003, to make future principal/redemption payments through 2006 and thereafter:

====================================================================================================================================
                                                            Total     Due remaining   Due in     Due in      Due in    Due in 2007
(In millions of dollars)                                  obligation       2003        2004       2005        2006    and thereafter
--------------------------------------------------------  ----------  -------------  ---------  ---------   --------  --------------
      Short-term and long-term debt, including current
           portion  (a)                                    $2,249.8     $2,145.4        $12.2     $13.0       $13.2      $ 66.0
      Capital lease obligations, including current
           portion, at gross contractual commitment            87.6          5.8         18.0      28.5        21.6        13.7
      Operating lease obligations                             200.0         22.9         61.2      34.2        18.3        63.4
      Junior subordinated debt securities, subject
           to compromise (b)                                  143.8        143.8            -         -           -           -
--------------------------------------------------------  ----------  -----------   ----------  --------   ---------  ----------
           Total                                           $2,681.2     $2,317.9        $91.4     $75.7       $53.1      $143.1
--------------------------------------------------------  ----------  -----------   ----------  --------   ---------  ----------

(a) Oustanding financial obligations as of September 30, 2003, of $2,140.0 million are subject to compromise and classified as due in 2003.

(b) For information regarding the $143.8 million liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see Note 11 in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001. The sole assets of the trust are junior subordinated debentures of the Company that bear interest rate of 9.625% per year. As of December 31, 2002 the trust held $148.2 million principal amount of such debentures. As of September 30, 2003, the Company has accrued $11.5 million in interest on this debt.

Financial expense, includes minority interest related to the trust's securities for the periods presented:

====================================================================================================================================
                                                                  Quarter ended               Nine months ended          Year ended
(In thousands of dollars)                                         September 30,                 September 30,           December 31,
                                                         ------------------------------   ---------------------------   -----------
                                                             2003             2002            2003           2002           2002
------------------------------------------------------   --------------  --------------   ------------  -------------   -----------
Minority interest Trust securities (a)                       $ 934          $ 3,686         $ 8,536       $ 11,173       $ 14,974
-------------------------------------------------------      -----          -------         -------       --------       --------

(a) Minority interest for 2003, covers interest up to July 29th, 2003, Chapter 11 filing date.


CAPITAL EXPENDITURES

Our capital expenditures were as follows for the periods presented:

===================================================================================================================================
                                                                         Quarter ended           Nine months ended     Year ended
                                                                         September 30,             September 30,       December 31,
                                                                     ---------------------     ---------------------   ------------
(In thousands of dollars)                                              2003         2002         2003         2002         2002
-----------------------------------------------------------------    --------     --------     --------     --------     --------
      Geophysical operations (a)                                     $  6,671     $ 10,921     $ 11,019     $ 38,598     $ 41,608
      Production FPSO operations (b)                                   (1,147)        (465)      (1,147)      11,965       10,913
      Production Varg Field (PL038) (c)                                   693        2,989       22,885        2,989        8,238
-----------------------------------------------------------------    --------     --------     --------     --------     --------
           Total                                                     $  6,217     $ 13,445     $ 32,757     $ 53,552     $ 60,759
-----------------------------------------------------------------    --------     --------     --------     --------     --------

(a)  Geophysical split by operation:
           Marine seismic                                            $  3,172     $  8,898     $  4,768     $ 28,848     $ 30,968
           Land seismic                                                 2,275        1,184        2,290        7,121        7,037
           Data Processing, Reservoir Consultants & other               1,224          839        3,961        2,629        3,603
-----------------------------------------------------------------    --------     --------     --------     --------     --------
           Total                                                     $  6,671       10,921     $ 11,019       38,598     $ 41,608
-----------------------------------------------------------------    --------     --------     --------     --------     --------

 (b)  Production split by FPSO:
           Petrojarl I (d)                                             (1,599)        (320)      (1,599)      11,304       10,158
           Other                                                          452         (145)         452          661          755
-----------------------------------------------------------------    --------     --------     --------     --------     --------
           Total                                                     $ (1,147)    $   (465)    $ (1,147)    $ 11,965     $ 10,913
-----------------------------------------------------------------    --------     --------     --------     --------     --------

(c) Capital expenditures for the Varg field (PL038) for includes drilling costs and seismic costs.

(d) Credit in Q3 2003, relates to previous recorded disputed shipyard claim relating to a yard-stay in 2001, which now has been withdrawn.


EARNINGS (LOSS) PER SHARE

Earnings (loss) per share for the periods presented was as follows:

===================================================================================================================================
                                                               Quarter ended                 Nine months ended         Year ended
                                                               September 30,                   September 30,           December 31,
                                                        ----------------------------   ----------------------------   -------------
(In dollars, except for numbers of shares)                   2003           2002           2003            2002            2002
------------------------------------------------------  -------------  -------------   -------------  -------------   -------------
Basic earnings (loss) per share before cumulative
       effect of accounting change                             (0.12)        (10.26)          (0.90)        (10.49)         (11.68)
Cumulative effect of accounting change, net of tax                 -              -           (0.10)         (1.79)          (1.79)
------------------------------------------------------  -------------  -------------   -------------  -------------   -------------
 BASIC EARNINGS (LOSS) PER SHARE                        $      (0.12)  $     (10.26)   $      (1.00)  $     (12.28)   $     (13.47)
------------------------------------------------------  -------------  -------------   -------------  -------------   -------------

 Diluted earnings (loss) per share before cumulative
       effect of accounting change                             (0.12)        (10.26)          (0.90)        (10.49)         (11.68)
Cumulative effect of accounting change, net of tax                 -              -           (0.10)         (1.79)          (1.79)
------------------------------------------------------  -------------  -------------   -------------  -------------   -------------
 DILUTED EARNINGS (LOSS) PER SHARE                      $      (0.12)  $     (10.26)   $      (1.00)  $     (12.28)   $     (13.47)
------------------------------------------------------  -------------  -------------   -------------  -------------   -------------

 Basic shares outstanding                                103,345,987    103,345,987     103,345,987    103,345,987     103,345,987
------------------------------------------------------  -------------  -------------   -------------  -------------   -------------
 Diluted shares outstanding                              103,345,987    103,345,987     103,345,987    103,345,987     103,345,987
------------------------------------------------------  -------------  -------------   -------------  -------------   -------------